The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

Subject to completion dated April 12, 2010.

PRELIMINARY PRICING SUPPLEMENT NO. 504 dated [•], 2010 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

EKSPORTFINANS ASA

Principal Protected Notes with Quarterly Averaging
Linked to the Dow Jones Industrial AverageSM due February 5, 2016

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Agent:	Wells Fargo Securities, LLC. The agent may make sales through its affiliates or selling agents.

Principal Amount:	Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00.

Maturity Date:	February 5, 2016

Interest:	We will not pay you interest during the term of the notes.

Index:	The return on the notes is linked to the performance of the Dow Jones Industrial AverageSM , which we refer to as the Index.

Payment at Maturity:

The amount you receive at maturity in excess of the principal amount, for each note you own, will depend upon the change in the level of the Index based on the final average Index level relative to the initial Index level (calculated as described in this pricing supplement).

The payment at maturity per note will equal the principal amount plus the supplemental return amount. The supplemental return amount per note will be equal to the greater of:

(a) $0, and

(b) $1,000 times the Index performance (from the initial Index level to the final average Index level) times the participation rate.

If the final average Index level is less than or equal to the initial Index level, the supplemental return amount will be zero and the payment at maturity per note will equal the principal amount of $1,000.00.

Final Average Index Level:

The arithmetic average of the closing levels of the Index on each of the quarterly averaging dates, which will be on the 5th of each of February, May, August and November, beginning on August 5, 2010 and ending on November 5, 2015, and on the final valuation date, which is expected to be January 29, 2016.

Participation Rate:	Currently expected to be 100.00%, to be determined on the trade date.

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Trade Date:	April [•], 2010

Original Issue Date:	May [•], 2010

CUSIP Number:

     For a detailed description of the terms of the notes, see “Summary Information” beginning on page P-1 and “Specific Terms of the Notes” beginning on page P-13. Defined terms used in this cover page are defined in “Specific Terms of the Notes”.

Investing in the notes involves risks. See “Risk Factors” beginning on page P-8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Maximum Public Offering Price	$1,000.00	[•]
Maximum Underwriting Discount and Commission(1)	$ 20.00	[•]
Maximum Proceeds to Eksportfinans ASA	$ 980.00	[•]

     (1) In addition to the underwriting discount and commission, the public offering price specified above includes structuring and development costs. If the notes were priced today, the underwriting discount and commission and structuring and development costs would total approximately $62.50 per $1,000.00 principal amount of the notes. The actual underwriting discount and commission and the structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the underwriting discount and commission and structuring and development costs exceed $70.00 per $1,000.00 principal amount of the notes. See “Use of Proceeds and Hedging” and “Supplemental Plan of Distribution” in this preliminary pricing supplement for further information regarding how we may hedge our obligations under the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the accompanying prospectus supplement and prospectus.

Wells Fargo Securities

The date of this preliminary pricing supplement is April 12, 2010

SUMMARY INFORMATION

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Principal Protected Notes with Quarterly Averaging Linked to the Dow Jones Industrial AverageSM due February 5, 2016 (the notes). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the notes, the Dow Jones Industrial AverageSM, which we refer to as the Index, and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should carefully review the section “Risk Factors” in this pricing supplement and the accompanying prospectus supplement and prospectus, which highlight certain risks associated with an investment in the notes, to determine whether an investment in the notes is appropriate for you.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this pricing supplement to “Eksportfinans”, “we”, “us” and “our” or similar references mean Eksportfinans ASA and its subsidiaries.

What are the notes?

     The notes offered by this pricing supplement will be issued by Eksportfinans and will mature on February 5, 2016. The return on the notes in excess of the principal amount will be linked to the performance of the Index. The notes will bear no interest and no other payments will be made until maturity.

     As discussed in the accompanying prospectus, the notes are debt securities and are part of a series of debt securities entitled “Medium-Term Notes” that Eksportfinans may issue from time to time. The notes will rank equally with all other unsecured and unsubordinated debt of Eksportfinans. For more details, see “Specific Terms of the Notes” beginning on page P-13.

     Each security will have a principal amount of $1,000.00. Each security will be offered at an initial public offering price of $1,000.00. You may transfer only whole securities. Eksportfinans will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the notes.

What will I receive upon maturity of the notes?

     At maturity, for each note you own, you will receive a cash payment equal to the “maturity payment amount”. The maturity payment amount to which you will be entitled equals the principal amount of your notes plus the supplemental return amount, which will depend on the percentage change in the level of the Index calculated based on the final average Index level (as defined below) relative to the initial Index level (as defined below) and may be zero.

The maturity payment amount for each note will be determined by the calculation agent and will equal the principal amount of $1,000.00 per note plus the Supplemental Return Amount.

The Supplemental Return Amount is equal to the greater of

(a) $0, and

(b) $1,000.00 × the Index performance × the participation rate

The Index performance is equal to the performance of the Index from the initial Index level to the final average Index level, and can be expressed by the following formula:

final Index level – initial Index level initial Index level

If the final average Index level is equal to or less than the initial Index level, the Supplemental Return Amount will be zero and the maturity payment amount per note will equal the principal amount of $1,000.00.

     The participation rate is currently expected to be 100.00% and will be determined on the trade date.

     The initial Index level is [•], the closing level of the Index on the trade date.

     The final average Index level will be determined by the calculation agent and will be the arithmetic average of the closing levels of the Index on each of the quarterly averaging dates.

     The quarterly averaging dates are the 5th of each of February, May, August and November, beginning August 5, 2010 and ending on November 5, 2015, and on the final valuation date. However, if a scheduled quarterly averaging date occurs on a day that is not a trading day or on which the calculation agent has determined that a market disruption event (as defined under “Specific Terms of the Notes—Market Disruption Event” below) has occurred or is continuing (each, an affected averaging date), then that affected averaging date will be postponed until the next succeeding trading day on which the calculation agent determines that a market disruption event does not occur or is not continuing with respect of that affected averaging date; provided that in no event will the affected averaging date be postponed by more than five business days. If a market disruption event occurs with respect to an affected averaging date on each of the five business days following an originally scheduled quarterly averaging date, then the fifth trading day will be deemed the quarterly averaging date with respect to that affected averaging date and the calculation agent will determine the closing level of the Index in its sole discretion.

     The final valuation date is January 29, 2016. However, if that day occurs on a day that is not a trading day or on which the calculation agent has determined that a market disruption event (as defined under “Specific Terms of the Notes—Market Disruption Event” below) has occurred or is continuing, then the final valuation date will be postponed until the next succeeding trading day on which the calculation agent determines that a market disruption event does not occur or is not continuing; provided that in no event will the final valuation date be postponed by more than five business days. If the final valuation date is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

     The closing level on any trading day will equal the official closing level of the Index or any successor index (as defined under “Specific Terms of the Notes — Discontinuation of/Adjustments to the Index” below) published by the Index Sponsor at the regular weekday close of trading on that trading day. In certain circumstances, the closing level will be based on the alternate calculation of the Index described under “Specific Terms of the Notes — Discontinuation of/Adjustments to the Index” below.

     A trading day means any day on which each exchange and related exchange is scheduled to be open for its respective regular trading sessions.

Hypothetical Examples

     Set forth below are four hypothetical examples of the calculation of the maturity payment amount. For purposes of these examples we have assumed the following:

     Hypothetical initial Index level: 10,927.07

     Hypothetical participation rate: 100.00%

Example 1—The hypothetical final average Index level is 60.00% of the hypothetical initial Index level:

     Hypothetical final average Index level: 6,556.24

Maturity payment amount (per note) = $1,000.00

     Since the hypothetical final average Index level is less than the hypothetical initial Index level, the amount you will receive at maturity will be equal to the principal amount of $1,000.00 per note.

Example 2—The hypothetical final average Index level is 100.00% of the hypothetical initial Index level:

     Hypothetical final average Index level: 10,927.07

Maturity payment amount (per note) = $1,000.00

     Since the hypothetical final average Index level is equal to the hypothetical initial Index level, the amount you will receive at maturity will be equal to the principal amount of $1,000.00 per note.

Example 3—The hypothetical final average Index level is 105.00% of the hypothetical initial Index level:

     Hypothetical final average Index level: 11,473.42

     Hypothetical closing Index level on the valuation date: 12,019.78, or 110.00% of the hypothetical initial Index level

          Supplemental Return Amount = $1,000.00 × Index performance × 100.00%

(11,473.42 – 10,927.07)
= $1,000.00 ×		× 100.00% = $50.00
10,927.07

          Maturity Payment amount (per note) = $1,000.00 + Supplemental Return Amount

= $1,000.00 + $50.00 = $1,050.00

     In this example, the hypothetical final average Index level is less than the hypothetical closing level of the Index on the valuation date. Therefore, the supplemental return amount you would receive at maturity is less than the return you would receive if the supplemental return amount was based solely on the closing level of the Index on the valuation date.

     Since the hypothetical final average Index level is greater than the hypothetical initial Index level, you would receive the principal amount of $1,000.00 plus the Supplemental Return Amount. The Supplemental Return Amount would equal $1,000.00 times the amount of the percentage change in the level of the Index from the hypothetical initial Index level to the hypothetical final average Index level, times the hypothetical participation rate of 100.00%. As a result, your total cash payment at maturity would be $1,050.00 per note, representing a 5.00% return above the principal amount of your notes.

Example 4—The hypothetical final average Index level is 120.00% of the hypothetical initial Index level:

     Hypothetical final average Index level: 13,112.48

          Supplemental Return Amount = $1,000.00 × Index performance × 100.00%

(13,112.48 – 10,927.07)
= $1,000.00 ×		× 100.00% = $200.00
10,927.07

          Maturity Payment amount (per note) = $1,000.00 + Supplemental Return Amount

= $1,000.00 + $200.00 = $1,200.00

     Since the hypothetical final average Index level is greater than the hypothetical initial Index level, you would receive the principal amount of $1,000.00 plus the Supplemental Return Amount. The Supplemental Return Amount would equal $1,000.00 times the amount of the percentage change in the level of the Index from the hypothetical initial Index level to the hypothetical final average Index level, times the hypothetical participation rate of 100.00%. As a result, your total cash payment at maturity would be $1,200.00 per note, representing a 20.00% return above the principal amount of your notes.

Hypothetical Returns

     The following table illustrates, for the hypothetical initial Index level and a range of hypothetical final average Index levels:

  the hypothetical maturity payment amount per security;

  the hypothetical percentage change from the hypothetical initial Index level to the hypothetical final average Index level; and

  the hypothetical total rate of return to beneficial owners of the notes.

     The figures below are for purposes of illustration only. The actual maturity payment amount will depend on the actual final average Index level as determined by the calculation agent as described in this pricing supplement.

Hypothetical final average Index level	Hypothetical maturity payment amount per note	Percentage change from the hypothetical initial Index level to the hypothetical final average Index level	Hypothetical total rate of return on the notes
8,195.30	$1,000.00	-25.00%	100.00%
8,468.48	$1,000.00	-22.50%	100.00%
8,741.66	$1,000.00	-20.00%	100.00%
9,014.83	$1,000.00	-17.50%	100.00%
9,288.01	$1,000.00	-15.00%	100.00%
9,561.19	$1,000.00	-12.50%	100.00%
9,834.36	$1,000.00	-10.00%	100.00%
10,107.54	$1,000.00	-7.50%	100.00%
10,380.72	$1,000.00	-5.00%	100.00%
10,653.89	$1,000.00	-2.50%	100.00%
10,927.07(1)	$1,000.00	0.00%	100.00%
11,200.25	$1,025.00	2.50%	102.50%
11,473.42	$1,050.00	5.00%	105.00%
11,746.60	$1,075.00	7.50%	107.50%
12,019.78	$1,100.00	10.00%	110.00%
12,292.95	$1,125.00	12.50%	112.50%
12,566.13	$1,150.00	15.00%	115.00%
12,839.31	$1,175.00	17.50%	117.50%
13,112.48	$1,200.00	20.00%	120.00%
13,385.66	$1,225.00	22.50%	122.50%
13,658.84	$1,250.00	25.00%	125.00%

(1)	This is the hypothetical initial Index level.

Who should or should not consider an investment in the notes?

     We have designed the notes for investors who seek exposure to the Index who believe that the final average Index level will be greater than the initial Index level and who want to participate in the possible appreciation of the Index (measured by the percentage change in the level of the Index based on the final average Index level relative to the initial Index level), who understand that, if the final average Index level is less than the initial Index level, they will receive only the principal amount of their investment, and who are willing to hold their notes until maturity.

     The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity and who want to receive periodic interest payments on the notes.

     Because of numerous factors that may affect the final average Index level, you may not receive any supplemental return amount. The closing level of the Index on the quarterly averaging dates and the valuation date, together with the other features of the notes, may result in you not receiving any supplemental return amount even though the closing level of the Index on the valuation date of the notes is higher than the initial Index level. Any return may not fully compensate you for any opportunity cost to you when you take into account inflation and other factors relating to the time value of money.

What will I receive if I sell the notes prior to maturity?

     The market value of the notes may fluctuate during the term of the notes. Several factors and their interrelationship will influence the market value of the notes, including the level of the Index on the quarterly averaging dates, dividend yields of the component common stocks underlying the Index, the time remaining to maturity of the notes, interest rates and the volatility of the Index. Depending on the impact of these factors, you may receive less than $1,000.00 per security from any sale of your notes before the maturity date of the notes and less than what you would have received had you held the notes until maturity. For more details, see “Risk Factors — Many factors affect the market value of the notes” on page P-9.

Who publishes the Index and what does the Index measure?

     The Dow Jones Industrial AverageSM (the Index) is a price-weighted index composed of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow JonesSM & Company, Inc. (the Index Sponsor), as representative of the broad market of U.S. industry.

     The Index is determined, calculated and maintained by the Index Sponsor without regard to the notes.

     You should be aware that an investment in the notes does not entitle you to any ownership interest in the common stocks of the companies included in the Index. For a detailed discussion of the Index, see “The Dow Jones Industrial AverageSM” beginning on page P-19.

How has the Index performed historically?

     You can find a table with the high, low and closing levels of the Index during each calendar quarter from calendar year 2004 to the present in the section entitled “The Dow Jones Industrial AverageSM — Historical Closing Levels of the Index” in this pricing supplement. We obtained the historical information from Bloomberg Financial Markets without independent verification. You should not take the past performance of the Index as an indication of how the Index will perform in the future.

What about taxes?

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

Will the notes be listed on a stock exchange?

     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. Accordingly, if you sell your notes prior to maturity, you may have to sell them at a substantial loss. You should review the section entitled “Risk Factors — There may not be an active trading market for the notes” in this pricing supplement.

Are there any risks associated with my investment?

     Yes, an investment in the notes is subject to significant risks. We urge you to read the detailed explanation of risks in “Risk Factors” beginning on page P-8.

RISK FACTORS

     An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors — Risks Related to Indexed Notes” in the accompanying prospectus. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the component common stocks, i.e., the common stocks underlying the Index to which your notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

You may not receive an amount at maturity greater than the principal amount.

     Because of numerous factors that may affect the final average Index level, you may not receive any supplemental return amount. If the final average Index level is less than or equal to the initial Index level, the supplemental return amount will be zero and the payment at maturity per note will equal the principal amount of $1,000.00. Additionally, any return above the principal amount that you receive on the notes at maturity may not fully compensate you for any opportunity cost to you when you take into account inflation and other factors relating to the time value of money.

The final average Index level may be less than the closing level of the Index at maturity.

     The final average Index level may be less than the closing level of the Index on the valuation date, and as a result, the supplemental return amount you receive at maturity may be less than the interest you would receive if the supplemental return amount was based solely on the closing level of the Index at maturity. This difference could be particularly large if there is a significant increase in the closing level of the Index during the latter portion of the term of the notes and may be more pronounced as the number of quarterly averaging dates throughout the term of the notes increases.

You will not receive interest payments on the notes

     You will not receive any periodic interest payments on the notes or any interest payment at maturity. Your payment at maturity in excess of the principal amount will depend on the percentage change in the level of the Index based on the final average Index level relative to the initial Index level.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your notes may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Eksportfinans with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. In addition, no interest will be paid during the term of your notes.

Owning the notes is not the same as owning the common stocks underlying the Index

     The return on your notes will not reflect the return you would realize if you actually owned and held the common stocks underlying the Index for a similar period. First, because the maturity payment amount in excess of the principal amount of your notes will be determined based on the performance of the Index, which is a price-return index, the return on the notes will not take into account the value of any dividends that may be paid on the common stocks underlying the Index. Second, as a holder of the notes, you will not be entitled to receive any dividend payments or other distributions on the common stocks underlying the Index, nor will you have voting rights or any other rights that holders of the common stocks underlying the Index may have. Even if the level of the Index increases above the initial Index level during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the level of the Index to increase while the market value of the notes declines.

There may not be an active trading market for the notes

     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the level of the Index. Even if a secondary market for the notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

     Wells Fargo Securities, LLC and its broker-dealer affiliates currently intend to make a market for the notes, although they are not required to do so and may stop any such market-making activities at any time. As market makers, trading of the notes may cause Wells Fargo Securities, LLC or its broker-dealer affiliates to have long or short positions in the notes. The supply and demand for the notes, including inventory positions of market makers, may affect the secondary market for the notes.

Many factors affect the market value of the notes

     The market value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the notes caused by another factor. For example, a change in the volatility of the Index may offset some or all of any increase in the market value of the notes attributable to another factor, such as an increase in the level of the Index. In addition, a change in interest rates may offset other factors that would otherwise change the level of the Index, and therefore, may change the market value of the notes. We expect that the market value of the notes will depend substantially on the Index level on the averaging dates and the amount, if any, by which the final average Index level exceeds or does not exceed the initial Index level. If you choose to sell your notes when the level of the Index exceeds the initial Index level, you may receive substantially less than the amount that would be payable at maturity in excess of the principal amount of your notes based on this level because of the expectation that the Index will continue to fluctuate until the final average Index level is determined. We believe that other factors that may also influence the value of the notes include:

  the volatility (frequency and magnitude of changes in the level) of the Index and, in particular, market expectations regarding the volatility of the Index;

  interest rates in the U.S. market;

  the dividend yields of the common stocks included in the Index;

  our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market;

  changes that affect the Index, such as additions, deletions or substitutions;

  the time remaining to maturity; and

  geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions may affect the common stocks included in the Index.

We have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information

     We are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed below under the “The Dow Jones Industrial AverageSM”) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the notes or the maturity payment amount. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity in excess of the principal amount of your notes will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes — Market Disruption Event” on page P-14 and “Specific Terms of the Notes — Discontinuation of/Adjustments to the Index” on page P-16. The Index Sponsor is not involved in the offer of the notes in any way and has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes.

     Each note is an unsecured debt obligation of Eksportfinans only and is not an obligation of the Index Sponsor. None of the money you pay for your notes will go to the Index Sponsor. Since the Index Sponsor is not involved in the offering of the notes in any way, it has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes. The Index Sponsor may take actions that will adversely affect the market value of the notes.

     We have derived the information about the Index Sponsor and the Index in this pricing supplement from publicly available information, without independent verification. We do not assume any responsibility for the adequacy or accuracy of the information about the Index or the Index Sponsor contained in this pricing supplement. You, as an investor in the notes, should make your own investigation into the Index and the Index Sponsor.

Historical levels of the Index should not be taken as an indication of the future levels of the Index during the term of the notes

     The trading prices of the common stocks underlying the Index will determine the Index level at any given time. As a result, it is impossible to predict whether the level of the Index will rise or fall. Trading prices of the common stocks underlying the Index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the common stocks underlying the Index.

Hedging transactions may affect the return on the notes

     As described below under “Use of Proceeds and Hedging” on page P-24, we through one or more hedging counterparties may hedge our obligations under the notes by purchasing common stocks underlying the Index, futures or options on the Index or common stocks underlying the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of common stocks underlying the Index or the level of the Index, and may adjust these hedges by, among other things, purchasing or selling common stocks underlying the Index, futures, options, or exchange-traded funds or other derivative instruments with returns linked to the Index or the common stocks underlying the Index at any time. Although they are not expected to, any of these hedging activities may adversely affect the trading prices of common stocks underlying the Index and/or the level of the Index and, therefore, the market value of the notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

The inclusion of the underwriting discount and commission and the structuring and development costs in the initial public offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which Wells Fargo Securities, LLC is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price. The initial public offering price includes, and secondary market prices are likely to exclude, the underwriting discount and commission paid in connection with the initial distribution and the structuring and development costs. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Wells Fargo Securities, LLC, as a result of dealer discounts, mark-ups or other transactions.

Potential conflicts of interest could arise

     Wells Fargo Securities, LLC and its affiliates may engage in trading activities related to the Index that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in account under their management. These trading activities could be adverse to the interests of the holders of the notes.

     Affiliates of the agent may presently or from time to time engage in business with one or more of the issuers of component common stocks included in the Index. This business may include extending loans to, or making equity investments in, such companies or providing advisory services to such companies, including merger and acquisition advisory services. In the course of business, affiliates of the agent may acquire non-public information relating to these companies and, in addition, one or more affiliates of the agent may publish research reports about these companies. The agent does not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of component common stocks included in the Index. Any prospective purchaser of the notes should undertake an independent investigation of these companies as in its judgment is appropriate to make an informed decision regarding an investment in the notes. The composition of the issuers of component stocks included in the Index does not reflect any investment or sell recommendations of affiliates of the agent.

The calculation agent may postpone the final valuation date and, therefore, determination of the final average Index level and the maturity date if a market disruption event occurs on the final valuation date

     The final valuation date and, therefore, determination of the final average Index level, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date with respect to the Index. If a postponement occurs, the calculation agent will use the closing level of the Index on the next succeeding trading day on which no market disruption event occurs or is continuing as the final averaging date with regard to the calculation of the final average Index level. As a result, the maturity date for the notes would be postponed. You will not be entitled to compensation from us or the calculation agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment or any change in the level of the Index after the final valuation date. See “Specific Terms of the Notes — Market Disruption Event” beginning on page P-14.

U.S. taxpayers will be required to pay taxes on the notes each year

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the notes based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You should consult your tax advisor about your own tax situation.

     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

SPECIFIC TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$1,000.00

Aggregate Principal Amount:	$[•]

Agent:	Wells Fargo Securities, LLC

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	April [•], 2010

Original Issue Date:	May [•], 2010

Maturity Date:	February 5, 2016. If the final valuation date is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Final Valuation Date:

January 29, 2016. However, if that day occurs on a day that is not a trading day or on which the calculation agent has determined that a market disruption event has occurred or is continuing, then the final valuation date will be postponed until the next succeeding trading day on which the calculation agent determines that a market disruption event does not occur or is not continuing; provided that in no event will the final valuation date be postponed by more than five business days. If the final valuation date is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

The Index:	The return on the notes is linked to the performance of the Dow Jones Industrial AverageSM (the Index).

Payment at Maturity:

At maturity, for each note you own, you will receive a cash payment equal to the maturity payment amount. The amount you receive at maturity in excess of the principal amount, for each note you own, will depend upon the change in the level of the Index based on the final average Index level relative to the initial Index level.

The maturity payment amount per note will equal the principal amount plus the supplemental return amount. The supplemental return amount per note will be equal to the greater of:

(a) $0, and

(b) $1,000.00 × the Index performance × the Participation Rate

If the final average Index level is less than or equal to the initial Index level, the supplemental return amount will be zero and the payment at maturity per note will equal the principal amount of $1,000.00.

If any payment is due on the notes on a day which is not a day on which commercial banks settle payments in the City of New York, then such payment may be made on the next day that is a day on which commercial banks settle payments in the City of New York, in the same amount and with the same effect as if paid on the original due date.

Index Performance:	The change in the value of the Index from the initial Index level to the final average Index level, and can be expressed by the following formula:

final average Index level – initial Index level initial Index level

Participation Rate:	Currently expected to be 100.00%, to be determined on the trade date.

Closing Level:

The official closing level of the Index or any successor index (as defined under “Specific Terms of the Notes — Discontinuation of/Adjustments to the Index” below) published by the Index Sponsor at the regular weekday close of trading on that trading day. In certain circumstances, the closing level will be based on the alternate calculation of the Index described under “Specific Terms of the Notes — Discontinuation of/Adjustments to the Index” below.

Initial Index Level:	[•], the closing level of the Index on the trade date.

Final Average Index Level:	The arithmetic average of the closing levels of the Index on each of the quarterly averaging dates, as determined by the calculation agent.

Quarterly Averaging Dates:

The 5th of each of February, May, August and November, beginning August 5, 2010 and ending on November 5, 2015, and on the final valuation date. However, if a scheduled quarterly averaging date occurs on a day that is not a trading day or on which the calculation agent has determined that a market disruption event (as defined under “Specific Terms of the Notes— Market Disruption Event” below) has occurred or is continuing (each, an affected averaging date), then that affected averaging date will be postponed until the next succeeding trading day on which the calculation agent determines that a market disruption event does not occur or is not continuing with respect of that affected averaging date; provided that in no event will the affected averaging date be postponed by more than five business days. If a market disruption event occurs with respect to an affected averaging date on each of the five business days following an originally scheduled quarterly averaging date, then the fifth trading day will be deemed the quarterly averaging date with respect to that affected averaging date and the calculation agent will determine the closing level of the Index in its sole discretion.

Market Disruption Event:

A market disruption event, as determined by the calculation agent in its sole discretion, means an exchange or any related exchange fails to open for trading during its regular trading session or the occurrence or existence of any of the following events:

  a trading disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

  an exchange disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

  an early closure.

For the purposes of determining whether a market disruption event exists at any time, if a market disruption event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index will be based on a comparison of (i) the portion of the level of the Index attributable to that security and (ii) the overall level of the Index, in each case immediately before the occurrence of such market disruption event.

A trading disruption means any suspension of or limitation imposed on trading by the exchange or related exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the exchange or related exchange or otherwise, (i) relating to securities that compose 20 percent or more of the level of the Index or (ii) in options contracts or futures contracts relating to the Index on any related exchange.

An exchange disruption means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the calculation agent in its sole discretion) the ability of market participants in general to (i) effect transactions in or obtain market values on any exchange or related exchange in securities that compose 20 percent or more of the level of the Index or (ii) effect transactions in options contracts or futures contracts relating to the Index on any relevant related exchange.

An early closure means the closure on any exchange business day of any exchange relating to securities that compose 20 percent or more of the level of the Index or any related exchange prior to its normally scheduled closing time unless such earlier closing time is announced by such exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange or related exchange on such exchange business day and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such exchange business day.

An exchange means the primary organized exchange or quotation system for trading any securities included in the Index and any successor to any such exchange or quotation system or any substitute exchange or quotation system to which trading in any securities underlying the Index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the securities underlying the Index on such substitute exchange or quotation system as on the original exchange).

An exchange business day means any trading day on which each exchange and related exchange is open for business during its regular trading session, notwithstanding any such exchange or related exchange closing prior to its scheduled weekday closing time, without regard to after hours or other trading outside its regular trading session hours.

A related exchange means each exchange or quotation system on which futures or options contracts relating to the Index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original related exchange).

Discontinuation of/Adjustments to the Index:

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or another entity publishes a successor or substitute Index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a successor index), then, the calculation agent will substitute the successor index as calculated by the Index Sponsor or any other entity for the Index and calculate the final Index level as described above under “—Payment at Maturity”.

If the Index Sponsor discontinues publication of the Index and:

the calculation agent does not select a successor index, or the successor index is no longer published on any of the relevant trading days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the level of the Index before any discontinuation but using only those securities that composed the Index prior to such discontinuation. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes going forward, including for purposes of determining whether a market disruption event exists, even if the Index Sponsor elects to begin republishing the Index, unless the calculation agent in its sole discretion decides to use the republished Index.

If the Index Sponsor discontinues publication of the Index before the valuation date and the calculation agent determines that no successor index is available at that time, then on each trading day until the earlier to occur of:

the determination of the final Index level, or a determination by the calculation agent that a successor index is available,

the calculation agent will determine the level that would be used in computing the maturity payment amount as described in the preceding paragraph as if that day were a trading day. The calculation agent will cause notice of each level to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these levels to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index would be expected to adversely affect the value of, liquidity of and trading in the securities.

If at any time the method of calculating the level of the Index or the level of the successor index, changes in any material respect, or if the Index or successor index is in any other way modified so that the Index or successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in City of New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index or such successor index, as the case may be, as if those changes or modifications had not been made, and calculate the closing level with reference to the Index or such successor index, as so adjusted. Accordingly, if the method of calculating the Index or a successor index is modified and has a dilutive or concentrative effect on the level of such index e.g., due to a split, then the calculation agent will adjust such index in order to arrive at a level of such index as if it had not been modified, e.g., as if a split had not occurred.

Neither the calculation agent nor Eksportfinans will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the Index or any successor index or as to modifications, adjustments or calculations by the Index Sponsor or any successor index sponsor in order to arrive at the level of the Index or any successor index.

Calculation Agent:

Wells Fargo Securities, LLC will serve as the calculation agent. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on the holders and beneficial owners of the notes.

Business Day:

For purposes of this issuance, a business day means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York generally are authorized or obligated by law, regulation or executive order to close.

Trading Day:	Any day on which each exchange and related exchange is scheduled to be open for its respective regular trading sessions.

Tax Redemption:	No

Additional Amounts Payable:	No

Authorized Denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof.

Form of Notes:	Book-entry

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Events of Default and Acceleration:

If the maturity of the notes is accelerated upon an event of default under the indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be determined by the calculation agent. Such amount will be the redemption amount calculated as if the date of declaration of acceleration were the valuation date.

     The notes are not renewable notes, amortizing notes or zero coupon notes, each as described in the prospectus supplement. In addition, there is no optional redemption or extension of maturity in connection with the notes.

     You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

THE DOW JONES INDUSTRIAL AVERAGESM

     Unless otherwise stated, all information contained herein on the Index is derived from publicly available sources and is provided for informational purposes only.

     The Index is a price-weighted index composed of 30 common stocks selected at the discretion of the editors of The Wall Street Journal (the WSJ), which is published by the Index Sponsor, as representative of the broad market of the U.S. industry. The Index is reported by Bloomberg under the ticker symbol “INDU <Index>”.

     There are no pre-determined criteria for selection of a component stock except that component companies represented by the Index should be established U.S. companies that are leaders in their industries. The Index serves as a measure of the entire U.S. market such as financial services, technology, retail, entertainment and consumer goods and is not limited to traditionally defined industrial stocks. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the component companies represented in the Index, any stock exchange, any official agency or us. In order to maintain continuity, changes to the component stocks included in the Index tend to be made infrequently and generally occur only after corporate acquisitions or other dramatic shifts in a component company’s core business. When one component stock is replaced, the entire Index is reviewed. As a result, multiple component changes are often implemented simultaneously. The component stocks of the Index may be changed at any time for any reason.

     The Index is price weighted rather than market capitalization weighted. Therefore, the component stock weightings are affected only by changes in the stocks’ prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for stock dividends, stock splits and other corporate actions. The current divisor of the Index is published daily in the WSJ and other publications. While this methodology reflects current practice in calculating the Index, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the return on your investment.

     The current formula used to calculate divisor adjustments is as follows: the new divisor (i.e., the divisor on the next trading session) is equal to (1) the divisor on the current trading session, times (2) the quotient of (a) the sum of the adjusted (for stock dividends, splits, spin–offs and other applicable corporate actions) closing prices of the DJIA components on the current trading session and (b) the sum of the unadjusted closing prices of the DJIA components on the current trading session.

     Additional information on the Index is available on the following Dow Jones website: http://www.djindexes.com. That information reflects the policies of, and is subject to change by, the Index Sponsor. We do not assume any responsibility for the accuracy or completeness of such information, and the Dow Jones website is not, and should not be considered, incorporated by reference in this pricing supplement. As a prospective purchaser of the securities, you should undertake an independent investigation of the Index as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

     This pricing supplement relates only to the notes and does not relate to the Index. We have derived the information about the Index Sponsor in this pricing supplement from publicly available documents, without independent verification. We have not participated in the preparation of any of the documents or made any “due diligence” investigation or any inquiry of the Index Sponsor in connection with the offering of the notes. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index Sponsor contained in this pricing supplement. Furthermore, we do not know whether the Index Sponsor have disclosed all events occurring before the date of this pricing supplement – including events that could affect the accuracy or completeness of the publicly available documents referred to above, the levels of the Index and, therefore, the initial Index level and the final average Index level of the Index that the calculation agent will use to determine the maturity payment amount with respect to your securities. You, as an investor in the notes, should make your own investigation of the Index Sponsor.

Historical Closing Levels of the Index

     Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the closing level of the Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the Index do not give an indication of future performance of the Index. We cannot make any assurance that the future performance of the Index or the trading prices of the underlying common stocks will result in holders of the notes receiving a positive total return on their investment.

     We obtained the closing levels of the Index listed below from Bloomberg Financial Markets without independent verification. The actual level of the Index at or near maturity of the notes may bear little relation to the historical levels shown below.

     The following table sets forth the published high and low closing levels of the Index and the level of the Index at the end of each quarter from January 1, 2004 through March 31, 2010 and the period from April 1, 2010 to April 8, 2010. On April 8, 2010, the closing level of the Index was 10,927.07. This historical data on the Index is not indicative of the future levels of the Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the notes.

High, Low and Closing Levels of the Index

Quarter/Period – Start Date	Quarter/Period – End Date	High Closing Level of the Index	Low Closing Level of the Index	Quarter/Period – End Closing Level of the Index

01/01/2004	01/31/2004	10,737.70	10,048.23	10,357.70
04/01/2004	06/30/2004	10,570.81	9,906.91	10,435.48
07/01/2004	09/30/2004	10,342.79	9,814.59	10,080.27
10/01/2004	12/31/2004	10,854.54	9,749.99	10,783.01

01/01/2005	03/31/2005	10,940.55	10,368.61	10,503.76
04/01/2005	06/30/2005	10,623.07	10,012.36	10,274.97
07/01/2005	09/30/2005	10,705.55	10,270.68	10,568.70
10/01/2005	12/31/2005	10,931.62	10,215.22	10,717.50

01/01/2006	03/31/2006	11,317.43	10,667.39	11,109.32
04/01/2006	06/30/2006	11,642.65	10,706.14	11,150.22
07/01/2006	09/30/2006	11,718.45	10,739.35	11,679.07
10/01/2006	12/31/2006	12,510.57	11,670.35	12,463.15

01/01/2007	03/31/2007	12,786.64	12,050.41	12,354.35
04/01/2007	06/30/2007	13,676.32	12,382.30	13,408.62
07/01/2007	09/30/2007	14,000.41	12,845.78	13,895.63
10/01/2007	12/31/2007	14,164.53	12,743.44	13,264.82

01/01/2008	03/31/2008	13,056.72	11,740.15	12,262.89
04/01/2008	06/30/2008	13,058.20	11,346.51	11,350.01
07/01/2008	09/30/2008	11,782.35	10,365.45	10,850.66
10/01/2008	12/31/2008	10,831.07	7,552.29	8,776.39

01/01/2009	03/31/2009	9,034.69	6,547.05	7,608.92
04/01/2009	06/30/2009	8,799.26	7,761.60	8,447.00
07/01/2009	09/30/2009	9,829.87	8,146.52	9,712.28
10/01/2009	12/31/2009	10,548.51	9,487.67	10,428.05

01/01/2010	03/31/2010	10,907.42	9,908.39	10,856.63
04/01/2010	04/08/2010	10,973.55	10,897.52	10,927.07

License Agreement

     The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (CME), and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (Dow Jones) and have been licensed for use for certain purposes by Eksportfinans ASA (Eksportfinans). Dow Jones, CME and their respective affiliates have no relationship to Eksportfinans, other than the licensing of the Dow Jones Industrial Average (DJIA) and their respective service marks for use in connection with the notes.

     Dow Jones, CME and their respective affiliates do not:

  Sponsor, endorse, sell or promote the notes.

  Recommend that any person invest in the notes.

  Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

  Have any responsibility or liability for the administration, management or marketing of the notes.

  Consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Eksportfinans, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIA. It is possible that this trading activity will affect the value of the DJIA and the notes.

     Dow Jones, CME and their respective affiliates will not have any liability in connection with the notes. Specifically, Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:

  The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;

  The accuracy or completeness of the DJIA or its data;

  The merchantability and the fitness for a particular purpose or use of the DJIA or its data;

  Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;

  Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

     The licensing relating to the use of the indexes and trademarks referred to above by Eksportfinans is solely for the benefit of Eksportfinans, and not for any other third parties.

TAXATION IN THE UNITED STATES

     The following is a general description of certain United States federal income tax considerations relating to the notes. The following does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes, and the tax laws of the United States, of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based on the law as in effect on the date of this pricing supplement and is subject to any changes in law that may take effect after such date. This summary does not address all aspects of United States federal income taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the United States federal income tax laws.

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and is subject to the limitations and exceptions set forth therein. Unless otherwise noted, this discussion is only applicable to you if you are a U.S. Holder (as defined in the accompanying prospectus). The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of securities under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount (OID) on a hypothetical noncontingent debt instrument with that projected payment schedule (such method is referred to as the noncontingent bond method). This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the comparable yield) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income.

     The amount of interest that you will be required to include in income in each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt obligations). You will be required to ratably allocate this amount to each day in the accrual period and include in taxable income as ordinary interest income for each day in the accrual period on which you hold the notes.

     Eksportfinans has determined that the comparable yield for the notes is equal to [•]% per annum, compounded semi-annually. Eksportfinans has also determined that the projected payment for the notes, per $1,000.00 of principal amount, at the maturity date is $[•] (which includes the stated principal amount as well as the final projected payment).

     If the amount you receive at maturity is greater than $[•], you would be required to increase the amount of ordinary income that you recognize by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $[•], you would be required to make an adjustment as described below under “Treatment Upon Sale or Maturity”.

     You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. Pursuant to applicable Treasury regulations, we are required to provide both the comparable yield and the projected payment schedule, along with a description of a certain other terms of the notes, to the Internal Revenue Service (the IRS).

     The comparable yield and the projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes for tax purposes only, and we make no representations or assurances regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID accrued interest will be based on such comparable yield and projected payment schedule.

     If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

     If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     Treatment Upon Sale or Maturity. You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at the time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

     Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. The deductibility of capital losses is limited.

     Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult their tax advisors as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement and prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the redemption amount at the maturity of the notes. The initial public offering price of the notes includes the underwriting discount and commission and the structuring and development costs indicated on the cover page of this pricing supplement and the estimated cost of hedging our obligations under the notes.

     We have hedged our obligations under the notes through an affiliate of the agent. Our cost of hedging will include the projected profit that such counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.

     We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of the notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

     The hedging activity discussed above and the underwriting discount and commission and structuring and development costs may adversely affect the market value of the notes from time to time and the redemption amount you will receive on the notes at maturity. See “Risk Factors — Hedging transactions may affect the return on the notes”, “Risk Factors — The inclusion of the underwriting discount and commission and the structuring and development costs in the initial public offering price of the notes and certain hedging costs are likely to adversely affect the price at which you can sell your notes” and “Risk Factors — Potential conflicts of interest could arise” for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Wells Fargo Securities, LLC (the agent) as principal, pursuant to a terms agreement dated as of [•], 2010 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligations under the notes.

     In the future, the agent and its affiliates may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

     The agent named below has committed to purchase all of those notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

Underwriter	Aggregate principal amount

Wells Fargo Securities, LLC	$[•]
Total	$[•]

     The agent named above proposes to offer the notes in part directly to the public at the maximum public offering price set forth on the cover page of this pricing supplement and in part to Wells Fargo Advisors Financial Network, LLC or certain notes dealers at such prices less a selling concession not to exceed $30.00 per security. After the initial public offering of the notes is completed, the public offering price and concessions may be changed by the agent. The maximum discount or commission that may be received by any member of the Financial Industry Regulatory Authority, Inc. for sales of notes pursuant to the accompanying prospectus supplement and prospectus will not exceed 8.00% of the initial public offering price of the notes.

     If the notes were priced today, the underwriting discount and commission and the structuring and development costs would total approximately $62.50 per $1,000.00 principal amount of the notes. The actual underwriting discount and commission and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the underwriting discount and commission and the structuring and development costs exceed $70.00 per $1,000.00 principal amount of the notes.

     The initial public offering price of the notes includes the underwriting discount and commission and structuring and development costs described above and the estimated cost of hedging our obligations under the notes. As noted above, we have hedged our obligations under the notes through an affiliate of the agent. Our cost of hedging will include the projected profit that such counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. The notes are new issues of notes with no established trading markets. We have been advised by the agent that the agent intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     Settlement for the notes will be made in immediately available funds. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

     Eksportfinans has agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act of 1933.

     This pricing supplement and the attached prospectus and prospectus supplement may be used by Wells Fargo Securities, LLC, or an affiliate of Wells Fargo Securities LLC, in connection with offers and sales related to market-making or other transactions in the notes. Wells Fargo Securities, LLC, or an affiliate of Wells Fargo Securities, LLC, may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     From time to time the agent engages in transactions with Eksportfinans in the ordinary course of business. The agent has performed investment banking services for Eksportfinans in the last two years and has received fees for these services.

     Wells Fargo Securities, LLC, as agent, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.

     No action has been or will be taken by Eksportfinans, the agent or any broker-dealer affiliates of either Eksportfinans or the agent that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Eksportfinans, the underwriters or any broker-dealer affiliates of either Eksportfinans or the agent.